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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES ACT OF
                                      1934
                                (Final Amendment)

                                 AGENCY.COM LTD.
                -------------------------------------------------
                                (NAME OF ISSUER)

                             SENECA INVESTMENTS LLC
                                 AGENCY.COM LTD.
                                OMNICOM GROUP INC.
                              PEGASUS PARTNERS II, LP
                -------------------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                -------------------------------------------------
                         (TITLE AND CLASS OF SECURITIES)

                                    008447104
                -------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MICHAEL P. TIERNEY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SENECA INVESTMENTS LLC
                         437 MADISON AVENUE, 3RD FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 415-3787
                -------------------------------------------------
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                    COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                   COPIES TO:

      LYLE G. GANSKE           JAMES IMBRIACO          ERNEST S. WECHSLER
JONES, DAY, REAVIS & POGUE     AGENCY.COM LTD.  BROBECK, PHLEGER & HARRISON LLP
    901 LAKESIDE AVENUE       20 EXCHANGE PLACE          1633 BROADWAY
   CLEVELAND, OHIO 44114   NEW YORK, NEW YORK 10005   NEW YORK, NEW YORK 10019
      (216) 586-3939             (212) 358-2600          (212) 581-1600

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]  A tender offer.

d. [ ]  None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [x]


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                                 SCHEDULE 13E-3

      This final amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Schedule 13E-3") is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 26, 2001 among AGENCY.COM Ltd. (the "Company"), Seneca Investments LLC ("Seneca") and E-Services Investments Agency Sub LLC, a wholly owned subsidiary of Seneca ("Merger Sub").

      The Merger Agreement was formally approved by the stockholders of the Company at a special meeting held on October 31, 2001 (the "Special Meeting"). Pursuant to the Merger Agreement, Merger Sub merged into the Company, with the Company surviving (the "Merger"). The terms and conditions of the Merger Agreement are described in the revised definitive proxy statement (the "Proxy Statement"), which was filed as Exhibit (a)(1) to Amendment No. 3 to Schedule 13E-3 and is incorporated herein by reference.

      This Schedule 13E-3 is being jointly filed by and on behalf of Seneca, the Company, Pegasus Partners II, LP ("Pegasus Partners") and Omnicom Group Inc. ("Omnicom"). Merger Sub is no longer a filing party to this Schedule 13E-3 because it no longer exists as a result of the Merger.

      The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information. In addition to the Item specified below, each other Item of Schedule 13E-3 to which the information set forth below is relevant is amended thereby.

ITEM 15. ADDITIONAL INFORMATION.

      The information set forth in Item 15 of Schedule 13E-3 is hereby amended and supplemented as follows:

      At the Special Meeting, the Merger Agreement was adopted by (i) the holders of a majority in voting power of all outstanding shares of the Company's common stock and (ii) the holders of 66 2/3% in voting power of all outstanding shares of the Company's common stock that were not held by Seneca and its affiliates, in each case as required by Delaware law. The Merger was consummated and became effective on October 31, 2001 when the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"), at which time the separate existence of Merger Sub ceased. A certificate and notice of termination of registration under the Exchange Act on Form 15 was subsequently filed by the Company with the Securities and Exchange Commission on October 31, 2001.

      Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Time (other than shares held by Seneca and its affiliates, shares held in the Company's treasury and shares held by stockholders who perfected their appraisal rights under Delaware law) was converted as of the Effective Time into the right to receive $3.35 per share in cash, without interest and less any applicable withholding taxes, in accordance with the Merger Agreement.

      As a result of the Merger, all of the outstanding common stock of the Company is beneficially owned by Seneca.

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                                   SIGNATURES*

      After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 1, 2001

                                      SENECA INVESTMENTS LLC


                                      By: /s/ Gerard A. Neumann
                                         ---------------------------------------
                                          Gerard A. Neumann
                                          Chief Financial Officer


                                      AGENCY.COM LTD.


                                      By: /s/ James Imbriaco
                                         ---------------------------------------
                                          James Imbriaco
                                          Executive Vice President, General
                                          Counsel and Secretary


                                      OMNICOM GROUP INC.


                                      By: /s/ Randall J. Weisenburger
                                         ---------------------------------------
                                          Executive Vice President


                                      PEGASUS PARTNERS II, LP

                                      By: Pegasus Investors II, LP, its
                                          General Partner

                                      By: Pegasus Investors II, GP, LLC, its
                                          General Partner


                                      By: /s/ Andrew Bursky
                                         ---------------------------------------
                                          Vice President


* Amendment No. 4 to this Schedule 13E-3 was signed by the Company, Seneca, Omnicom, Pegasus Partners and Merger Sub. Because Merger Sub was merged into the Company in the Merger, only the Company, Seneca, Omnicom and Pegasus Partners are signing this final amendment.

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